EXHIBIT 1

                                  Press release

28.05.06

        THE INDUSTRIAL DEVELOPMENT BANK COLLECTED NIS 166 MILLION DURING JANUARY-MARCH 2006, INCLUDING NIS 90 MILLION OF PROBLEMATIC DEBTS

  The continued reduction of the credit portfolio brought the Bank to a loss of
       NIS 10.7 million compared with a profit of NIS 0.3 million in the first quarter of 2005

The board of directors of the Industrial Development Bank of Israel Ltd. approved, at its meeting on May 28, 2006, the Bank's reviewed financial statements for March 31, 2006. The Bank finished the first quarter of 2006 with a NIS 10.7 million loss, compared with a NIS. 0.3 million profit in the first quarter of 2005 and a loss of NIS 8.4 million in the year 2005.

The Bank's total shareholder equity, including preferred shares, amounts to about NIS 517 million as of March 31, 2006, compared with about NIS 527 million on December 31, 2005 and NIS 510 million on March 31, 2005.

The basis of the run-off plan, by which the Bank operates, is the collection of credits. During the first quarter of 2006, the Bank collected credits in the amount of NIS 166 million, of which about NIS 90 million were problematic debts.

PROFIT FROM FINANCING OPERATIONS before provision for doubtful debts amounted in the first quarter of 2005 to NIS 4.6 million compared with NIS 16.5 million in the first quarter of 2005. The decrease in the profit from financing operations was primarily a result of a decrease of about 29% in the Bank's credit assets (not including credit guaranteed by the State to the Israel Electric Company) between the quarters, and from the decrease in income from interest collected for problematic debts, NIS 0.8 million as compared with NIS 4.8 million in the first quarter of 2005.

THE PROVISION FOR DOUBTFUL DEBTS amounted in the first quarter of 2006 to NIS11.2 million, compared with NIS 5.1 million in the first quarter of 2005. As a result, THE LOSS FROM FINANCING OPERATIONS AFTER ALLOWANCE FOR DOUBTFUL DEBTS amounted to NIS 6.6 million compared with a profit of NIS 11.4 million in the first quarter of 2005 and a loss of NIS 17.4 million in the year 2005.

OPERATING AND OTHER INCOME in the first quarter of 2006 amounted to NIS 3.9 million, compared with NIS 3.7 million in the comparable period last year.

OPERATING AND OTHER EXPENSES amounted in the first quarter of 2006 to NIS 8.0 million compared with NIS 14.8 million in the comparable quarter in 2005. The decrease is due, among other things, to the fact that the operating expenses in the first quarter of 2005 included an expense of NIS 3.7 million in connection with early retirement expenses which originated from the broadening of the definition of wages, for the purpose of payment of wage tax, pursuant to the changes of the law that were approved as part of the economic policy for 2005.

Wage costs amounted to some NIS 4.5 million in the first quarter of 2006 compared with NIS 6.1 million in the comparable quarter of 2005.

In most of the operating expense items, there was a significant decrease and this as a result of the efficiency plan accompanying the run-off plan.

THE BALANCE OF CREDIT TO THE PUBLIC (not including the credit guaranteed by the State which was granted to the Israel Electric Company) amounted on March 31, 2006 to approximately NIS 1,099 million compared with some NIS 1,276 million on December 31, 2005, and NIS 1,625 on March 31, 2005.

TOTAL BALANCE SHEET CREDIT TO PROBLEMATIC BORROWERS amounted as of March 31, 2006 to NIS 628.9 million compared with NIS 725.4 million on December 31, 2005 and NIS 919.6 million on March 31, 2005.

DEPOSITS FROM THE PUBLIC amounted as of March 31, 2006 to some NIS 117 million compared with some NIS 178 million on December 31, 2005 and some NIS 345 million on March 31, 2005.

As a result of the first-time implementation of Accounting Standard 22 and the resulting change in the classification of some of the Bank's shares (which are now classified as liabilities), the equity capital of the Bank (not including the Bank's preferred shares) on March 31, 2006 was negative in the amount of NIS
24.8 million. The total shareholder equity of the Bank, including preferred shares, amounted to NIS 517 million on March 31, 2006 compared with some NIS 527 million on December 31, 2005 and NIS 510 million on March 31, 2005.

DR. RAANAN COHEN, CHAIRMAN OF THE BOARD AND MR. URI GALILI, GENERAL MANAGER OF THE BANK stated that the rapid decrease in credit to the public and in the amount of credit to problematic borrowers reflect the policy carried out by the Bank as part of the run-off plan for the reduction and improvement of the credit portfolio, and is a continuation of the decrease of credits which began in 2002. The fact that the Bank does not fully utilize the credit line approved by the Bank of Israel and the small reduction of the capital means express the continued success in the implementation of the run-off plan approved by the government.

                                       2